Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 22, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby

Jan Woo

Division of Corporation Finance

Office of Technology

Re:	Clear Secure, Inc. Registration Statement on Form S-1 Submitted June 22, 2021 CIK No. 0001856314

Ladies and Gentlemen:

On behalf of Clear Secure, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement which was filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2021.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 22, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2021

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1

Dilution, page 74

1.	Please explain to us your rationale for assuming in your calculation of dilution that the CLEAR Post-IPO Members exchange all of their Alclear Units and corresponding shares of your Class C common stock or Class D common stock, as applicable, for newly-issued shares of your Class A common stock or Class B common stock, as applicable. Tell us how adjusting for the assumed exchanges impacted the amount of dilution in net tangible book value per share to new investors.

The Company respectfully advises the Staff that the Clear Post-IPO members are entitled at any time following the completion of the offering to hold a significant direct economic interest in the Company by exchanging their Alclear Units and corresponding shares of Class C common stock or Class D common stock, as applicable, for shares of Class A common stock or Class B common stock, as applicable.  Accordingly, to present to new investors in the offering the potential dilutive impact of purchasing shares of the Company’s Class A common stock in the offering, the Company believes it is more meaningful to assume the exchange of all outstanding Alclear Units when presenting the dilution in pro forma net tangible book value per share before and after the offering. By making such assumption, the Company is illustrating to new investors the maximum potential dilutive impact of purchasing shares of the Company’s Class A common stock in the offering, rather than the minimum dilutive impact, which would have been the result if such assumption was not made. As a result, as disclosed in connection with all per share calculations on page 74 of Amendment No. 1, the Company gave effect to the assumed exchanges in making such calculations.  Adjusting for the assumed exchange of the Clear Post-IPO Members’ Alclear Units noted above resulted in $3.39 of additional  dilution in pro forma net tangible book value per share to new investors. With the assumption, the pro forma adjusted net tangible book value per share after giving effect to the reorganization transactions and the offering is $3.51 per share and the dilution in pro forma adjusted net tangible book value per share to new investors is $24.99. Without the assumption, the pro forma adjusted net tangible book value per share after giving effect to the reorganization transactions and the offering would have been $6.90 per share and the dilution in pro forma net tangible book value per share to new investors would be $21.60. The assumed exchange of the outstanding Alclear Units and corresponding shares of Class C common stock or Class D common stock does not have an impact on the calculation of net tangible book value — the assumption only impacts net tangible book value per share.

Furthermore, the Company considered the estimated impact of the tax receivable agreement and whether the calculation of dilution in pro forma net tangible book value per share to new investors should include or exclude the estimated impact of the tax receivable agreement.  As noted on page 74 of Amendment No. 1, the Company has excluded the impact of the tax receivable agreement from the dilution calculation because it would increase the pro forma and pro forma adjusted net tangible book value since the tax benefits the Company expects to derive from the tax receivable agreement will be in excess of the related liability for future payments by the Company to the CLEAR Post-IPO Members, which liability will be 85% of the tax benefits.  The Company believes this presentation is more meaningful to investors because it presents the dilution in a manner that shows the maximum dilutive impact of purchasing shares to new investors.  The Company estimates that the deferred taxes related to the tax benefits the Company will realize (computed using simplifying assumptions to address the impact of state and local taxes) will be approximately $663.0 million.  These tax benefits are the result of (i) any increase in tax basis in Alclear’s assets resulting from (a) exchanges by the CLEAR Post-IPO Members (or their transferees or other assignees) of Alclear Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, and purchases of Alclear Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, from CLEAR Post-IPO Members (or their transferees or other assignees) or (b) payments under the tax receivable agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement.  The Company estimated the related liability to be approximately $563.5 million (85% of $663.0 million).  The difference between the tax benefit and related liability of $99.5 million would increase the overall net tangible book value and, as a result, the Company excluded such impact to show investors the maximum potential dilutive impact of purchasing shares.

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 78

2.	Please revise the presentation of your pro forma balance sheet to present first, in a separate column following the historical Alclear Holdings LLC balance sheet, the adjustments to give effect to the reorganization transactions and the tax receivable agreement. This should be followed by a subtotal column to present the balance sheet of the registrant on a pro forma basis before the effects to the offering and use of proceeds. Please similarly revise the presentation of your pro forma income statement. Refer to 11-02(b)(4) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2021 and the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and for the year ended December 31, 2020. Please see pages 78 - 82 of Amendment No. 1.

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Securities and Exchange Commission

Division of Corporation Finance

June 22, 2021

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc:	Matthew Levine

Clear Secure, Inc.

Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Catherine M. Clarkin

Sullivan & Cromwell LLP